UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

MACC Private Equities Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

552617102

(CUSIP Number)

Tim Bridgewater,  10500 South 1300 West  South Jordan,  Utah  84095  Phone : 801-253-3537

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 01, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BRIDGEWATER TIMOTHY A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U. S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,100

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
13,100

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
.5%

14	TYPE OF REPORTING PERSON
IN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Atlas Management Partners, LLC 71-0950380

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
OO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bridgewater International Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
804,689

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
804,689

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
804,689

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.6%

14	TYPE OF REPORTING PERSON
OO

Item 1.	Security and Issuer

The name of the issuer is MACC Private Equities Inc. (“MACC”) and the class of securities subject to this Form 13D is MACC’s Common Stock, $0.01 par value (the “MACC Shares”). MACC’s business address is 580 Second Street; Suite 102, Encinitas, California 92024.

Item 2.	Identity and Background

(a)
This Amendment No. 5 to schedule 13D amends and supplements, and should be read in conjunction with, the Schedule 13D filed on August 8, 2003, Amendment No. 1 thereto filed on October 10, 2003, Amendment No. 2 thereto filed on March 9, 2005, Amendment No. 3 thereto filed on May 3, 2005 and Amendment No. 4 thereto filed on May 19, 2005.

The names of the reporting persons (the “Reporting Persons”) filing this statement on Schedule 13D are Atlas Management Partners, LLC, a Utah limited liability company (“Atlas”), Timothy A. Bridgewater (“Bridgewater”) and Bridgewater International Group, LLC, a Utah limited liability company, which is the deemed successor for purposes of filings under Section 13(d) under the Exchange Act to Bridgewater International Group, LLC, a Utah limited liability company, that was involuntarily dissolved on January 16, 2008 (“BIG”). Atlas formerly held the voting rights to the MACC Shares over which BIG had beneficial ownership and dispositive power. Bridgewater is a Voting Managing Director of Atlas and, as such, had control over the voting of the MACC shares subject to Atlas’s rights. This amendment is being filed to reflect the fact that Atlas and Bridgewater no longer have voting rights with respect to the MACC shares owned by BIG, and to reflect the termination of their inclusion in the group for purposes of filing reports on Schedule 13D. BIG now has sole voting and dispositive power over the 804,689 MACC Shares it owns.

The required information relating to the members and managers of BIG is set forth in Appendix A hereto, which is incorporated herein by this reference.

(b)	The principal business address for BIG, Bridgewater and Atlas is 10500 South 1300 West, South Jordan, Utah 84095.

(c)	The principal business of BIG is investments

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which has made a Reporting Person once or now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Item 3.	Source and Amount of Funds or Other Consideration

This amended Schedule 13D is not being filed to report an acquisition of securities. As previously reported, pursuant to the Shareholder and Voting Agreement dated September 29, 2003 among Atlas, BIG and Kent Madsen (the “Shareholder Agreement”), BIG had appointed Atlas as its limited proxy to vote BIG’s shares in MACC and granted certain first rights of refusal over the MACC shares. This amended Schedule 13D is being filed to remove Atlas and Bridgewater as Reporting Persons because the Shareholder Agreement expired as of March 1, 2010 and to reflect the fact that as a result of the expiration of the Shareholder Agreement, BIG now has sole voting and dispositive power over the MACC shares it owns.

Item 4.	Purpose of Transaction

This amended Schedule 13D is not being filed to report an acquisition of securities. This amended Schedule 13D is being filed to remove Atlas and Bridgewater as Reporting Persons because the Shareholder Agreement expired as of March 1, 2010 and to reflect the fact that as a result of the expiration of the Shareholder Agreement, BIG now has sole voting power and dispositive power over the MACC shares it owns. The MACC Shares held by BIG were originally acquired for investment purposes on September 30, 2003. However, BIG will review its holdings from time to time and may increase or decrease its holdings in MACC as future circumstances may dictate. Such transactions may be made at any time without prior notice. There can be no assurance, however, that BIG will take any such actions. As a major shareholder of MACC, BIG has sought to influence the operations of MACC.

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)
BIG owns 804,689 MACC Shares, representing 32.6% of the outstanding MACC Shares. BIG has sole power to vote and sole power to dispose of such shares. Atlas neither owns nor controls any MACC Shares. Bridgewater owns 13,100 MACC Shares, representing 0.5% of the outstanding MACC Shares and has sole power to vote and sole power to dispose of such shares.

(b)
BIG owns 804,689 MACC Shares, representing 32.6% of the outstanding MACC Shares. BIG has sole power to vote and sole power to dispose of such shares. Atlas neither owns nor controls any MACC Shares. Bridgewater owns 13,100 MACC Shares, representing 0.5% of the outstanding MACC Shares and has sole power to vote and sole power to dispose of such shares.

(c)	None of the Reporting Person has effected any transactions with the respect to the Common Stock of MACC during the last 60 days.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit

(d)
No other person, other than BIG and its owners, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 804,689 MACC Shares owned by BIG.

(e)	Atlas and Bridgewater ceased to be beneficial owners of more than 5% of the MACC Shares owned by BIG on March 1, 2010, when the Shareholder Agreement expired.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of MACC, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to Be Filed as Exhibits

(a). Agreement relating to group filing (filed herewith).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Atlas Management Partners, LLC

April 12, 2010	By:	/s/ Tim Bridgewater
Managing Director

April 12, 2010	By:	/s/ Tim Bridgewater

Bridgewater International Group, LLC

April 12, 2010	By:	/s/ Tim Bridgewater
Managing Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)